January 27, 2014

Via Edgar

Karl Hiller

Branch Chief

Tel: (202) 551-3686

Marek Tomaszewski

Chief Executive Officer

Altimo Group Corp.

Jozefa Bema 6A

Bydgoszcz, 85-001, Poland

Re: Comment letter dated January 23, 2014

Altimo Group Corp.

Form-8K

Filed January 16, 2014

File No. 333-188401

Dear Mr. Hiller,

See the responses to the comments below:

 Form 8-K filed January 16, 2014

Item 4.01 Changes in Registrant’s Certifying Accountant

1.

We note that the Form S-1/A you filed on October 30, 2013 included financial statements as of March 31, 2013 and for the period from January 30, 2013 (inception) through March 31, 2013, and were accompanied by an audit report dated April 25, 2013. However, your Form 8-K disclosure refers to financial statements covering the periods (i) January 30, 2013 to October 31, 2012 and (ii) January 30, 2013 to November 14, 2012, and an audit report dated October 5, 2013. Please revise your Form 8-K disclosure to refer to the correct audited financial statement periods and audit report date.

Response: We have revised the form 8-k disclosure to refer to the correct audited financial statement periods and audit report date.

2.

Please revise your Form 8-K disclosure to state whether during your most recent fiscal year and the subsequent interim period before your former auditor resigned you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former auditor, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. Although your current disclosure indicates that the audit report contained no disagreements, you are required to disclose information about disagreements arising between you and the former accountant to comply with Item 304(a)(1)(iv) of Regulation S-K.

 Response: We have revised the form 8-k disclosure to state that the audit report    contained no disagreements with our former accountant.

3.

Please obtain and file as an exhibit to an amended Form 8-K, an updated letter from your former auditor addressing the disclosures as revised to resolve the concerns outlined above. Please contact us by telephone if you require further clarification or guidance.

Response:  We have obtained an updated letter from our former auditor and filed as an Exhibit 16.1.

            Sincerely,

/s/ Marek Tomaszewski

 Marek Tomaszewski

 Chief Executive Officer